FLOWSTONE OPPORTUNITY FUND SC TO-I

EXHIBIT (a)(1)(v)

FORMS OF LETTERS FROM THE FUND TO SHAREHOLDERS
IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Shareholder:

FlowStone Opportunity Fund (the “Fund”) has received and accepted for purchase your tender of all or a part of your shares of beneficial interest in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or a part of your Shares, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Shares based on the unaudited value of the Fund as of September 30, 2026, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than 65 days following the expiration of the offer; provided that, if you tendered only a portion of your Shares and the remaining portion of your Shares would be less than the required minimum account balance of $25,000, the Fund’s Board of Trustees reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Shares, in accordance with the terms of the tender offer. The Note will be held by UMB Fund Services, Inc. on your behalf. Upon a written request by you to UMB Fund Services, Inc., UMB Fund Services, Inc. will mail the Note to you at the address for you as maintained in the books and records of the Fund.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you within 5 business days after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2027.

If you are tendering only a portion of your Shares, you remain a Shareholder of the Fund with respect to the portion of your Shares that you did not tender.

Should you have any questions, please feel free to contact UMB Fund Services, Inc. at (888) 799-0799.

Sincerely,

FlowStone Opportunity Fund

[______ __, 20__]

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from the repurchase of your Shares in FlowStone Opportunity Fund (the “Fund”).

Because you have tendered and the Fund has purchased all or a part of your Shares in the Fund, you have been paid an amount equal to at least 95% of the value of the purchased Shares in the Fund based on the unaudited value of the Fund as of September 30, 2026, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2027.

Should you have any questions, please feel free to contact UMB Fund Services, Inc. (888) 799-0799.

Sincerely,

FlowStone Opportunity Fund

Enclosure

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